PRESS RELEASE	NOVEMBER 12, 2024

 Largo Reduces Operating Costs by 31% in Q3 2024 Financial Results; Maintains Leading Cost Position in Global Vanadium Sector

All amounts expressed are in U.S. dollars, denominated by "$".

Q3 2024 and Other Highlights

  Revenues of $29.9 million in Q3 2024 ($27.2 million from vanadium sales and $2.7 million from ilmenite sales) vs. revenues of $44.0 million from vanadium sales in Q3 2023
  Revenues per lb sold1 of V2O5 equivalent of $6.28 in Q3 2024 vs. $8.34 in Q3 2023; Decline in revenues was largely driven by a lower vanadium price environment and lower vanadium sales volumes
  Operating costs were $29.5 million in Q3 2024, a 31% reduction compared to $42.6 million in Q3 2023; Cash operating costs excluding royalties[1] per pound sold of $3.12 in Q3 2024, a 43% reduction compared to the $5.44 per lb sold in Q3 2023
  Mining operations adjusted EBITDA1 of $2.4 million in Q3 2024 vs. mining operations adjusted EBITDA1 of $2.7 million in Q3 2023
  Net loss of $10.1 million (including $3.3 million in non-recurring items) in Q3 2024, a 15% improvement over the net loss of $11.9 million (including $2.5 million in non-recurring items) in Q3 2023; Basic loss per share of $0.16 in Q3 2024 vs. basic loss per share of $0.19 in Q3 2023
  Cash balance of $30.5 million, net working capital surplus[2] of $46.7 million and debt of $93.7 million exiting Q3 2024
  Production of 3,072 tonnes (6.8 million lbs[3]) of V2O5 in Q3 2024, a 42% increase over 2,163 tonnes produced in Q3 2023; The Company's highest quarterly V2O5 production in seven quarters
  V2O5 equivalent sales of 1,961 tonnes (inclusive of 124 tonnes of purchased material) in Q3 2024 vs. 2,385 tonnes (inclusive of 256 tonnes of purchased material) sold in Q3 2023
  On October 21,2024, the Company announced it signed binding documentation for a vanadium supply agreement to unlock approximately $23.5 million through the supply of 2,100 tonnes of the Company's standard grade V2O5, subject to repurchase option; Reducing vanadium inventories without impacting current, future or long-term contract vanadium sales commitments
  Ilmenite concentrate production of 16,383 tonnes in Q3 2024, a 90% increase over the 8,625 tonnes produced in Q2 2024; Ilmenite concentrate sales of 19,572 tonnes in Q3 2024, a 60% increase over the 12,261 tonnes sold in Q2 2024
  The Company continues its negotiations regarding the previously announced signing of a non-binding letter of intent by Largo Clean Energy Corp. ("LCE") with Stryten Energy LLC to establish a 50:50 joint venture in the United States remain ongoing
  Q3 2024 results conference call: Thursday, November 14 at 10:00 a.m. ET

Vanadium Market Update[4]

  The average benchmark price per lb of V2O5 in Europe was $5.71 in Q3 2024, a 29% decrease from the average of $8.03 seen in Q3 2023; The average benchmark price per kg of ferrovanadium in Europe was $25.95 in Q3 2024, an 8% decrease over the average of $28.23 in Q3 2023
Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 1

  The vanadium market remains impacted by oversupply in Asia and Europe; however, recent data from Vanitec indicates that the oversupply gap is gradually narrowing, suggesting early signs of improvement in market dynamics

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today released financial results for the three and nine months ended September 30, 2024. The Company reported quarterly vanadium pentoxide ("V2O5") equivalent sales of 1,961 tonnes at a cash operating cost excluding royalties1 of $3.12 per pound, a 43% reduction from the prior year. Operating costs were reduced by 31% compared to Q3 2023, reflecting the Company's continued focus on cost efficiency and operational improvements.

Daniel Tellechea, Director and Interim CEO of Largo, commented: "Our focus on operational productivity and cost management is driving significant improvements at Largo, with the benefits now materializing in our financial and production results. In Q3 2024, we successfully reduced operating costs by 31% and increased vanadium production by 42%, achieving our highest quarterly output in seven quarters. These efforts are critical as we navigate a weaker vanadium price environment and continue to prudently manage our capital." He continued: "The recently announced vanadium supply agreement will unlock approximately $23.5 million, providing important liquidity while monetizing excess inventory without affecting our current sales efforts. Combined with our ongoing cost reduction measures, these steps are anticipated to enhance Largo's financial position and support its ability to navigate current market conditions. Additionally, our recent resource update further strengthens our position as a secure and reliable supplier of vanadium and ilmenite to global markets. Moving forward, we remain committed to maintaining our cost discipline and optimizing production to deliver value for our shareholders, even in the current challenging price environment."

Financial and Operating Results - Highlights

(thousands of U.S. dollars, except as otherwise stated)	Three months ended		Nine months ended
	Sept. 30, 2024	Sept. 30, 2023	Sept. 30, 2024	Sept. 30, 2023
Revenues	29,906	43,983	100,652	154,514
Operating costs	(29,538)	(42,580)	(115,624)	(131,540)
Net income (loss)	(10,086)	(11,884)	(37,575)	(19,057)
Basic earnings (loss) per share	(0.16)	(0.19)	(0.59)	(0.30)
Adjusted EBITDA[1]	(1,155)	(1,578)	(4,413)	12,482
Mining operations adjusted EBITDA[1]	2,360	2,674	3,510	27,816
Cash (used) provided before working capital items	(2,924)	(4,360)	(15,372)	7,631
Cash operating costs excl. royalties[1] ($/lb)	3.12	5.44	5.18	5.25
Adjusted cash operating costs excl. royalties[1] ($/lb)	3.08	5.44	4.34	5.25
Cash	30,450	39,572	30,450	39,572
Debt	93,704	65,000	93,704	65,000
Total mined - dry basis (tonnes)	3,815,827	4,178,185	10,276,249	11,373,683
Total ore mined (tonnes)	600,198	447,165	1,773,017	1,279,024
Effective grade[5] of ore mined (%)	0.76	0.74	0.66	0.81
V2O5 equivalent produced (tonnes)	3,072	2,163	7,490	6,913
Ilmenite concentrate produced (tonnes)	16,383	-	34,571	-

Q3 2024 Notes

  The Company reported a net loss of $10.1 million for Q3 2024, 15% below the net loss of $11.9 million for Q3 2023, which is primarily attributable to a 31% decrease in operating costs but partially offset by a 32% decrease in revenues.
  Operating costs decreased 31% to $29.5 million in Q3 2024 from $42.6 million in Q3 2023, which was primarily driven by a 52% reduction in direct mine and production costs, reflecting an 18% decrease in vanadium sold, as well as the impact of the Company's previously announced cost reduction initiatives, productivity improvements and the impact of vanadium inventory write-downs of $11.4 million realized to date. Further, shared mining and production costs up to the milling process are allocated between vanadium and ilmenite, which reduces the amount recognized in direct mine and production costs.
Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 2

  Cash operating costs excluding royalties1 of $3.12 per lb sold in Q3 2024 representing a 43% improvement compared to Q3 2023 ($5.44 per lb) primarily due to the impact of the Company's previously announced initiatives to reduce production costs and improve productivity, including reducing haulage distances, reducing the number of contractors and a comprehensive review of all contracts. The Company expects to see the positive impact of these savings, and others, continue in its financial results going forward.
  Adjusted cash operating costs excluding royalties1 per pound, which excludes the impact of inventory write-downs for produced products of $0.2 million for Q3 2024 (Q3 2023 - $nil), was $3.08 per lb, compared with $5.44 for Q3 2023.
  Other general and administrative expenses in Q3 2024 ($2.0 million) decreased from Q3 2023 ($3.1 million) by 36%, which is primarily attributable to a focus on reducing costs as well as the reduced activity at LCE.
  In Q3 2024, the Company repaid its $7.8 million working capital debt facility and received R$50.0 million ($9.2 million) from a new facility. The Company signed an additional inventory financing agreement in Q3 2024 for up to $10.0 million. Under the terms of this facility, which has an ultimate term to June 30, 2026, the Company will use its vanadium finished products inventory to secure draw downs of up to $10.0 million for a maximum period of 90 days. The Company drew down $7.7 million across both of its inventory financing facilities in Q3 2024.
  Subsequent to Q3 2024, production and sales were 902 tonnes and 658 tonnes of V2O5 equivalent, respectively, in October 2024, with 3,620 tonnes of ilmenite concentrate being produced during this period and 2,058 dry tonnes of ilmenite being sold.
  The Company will perform its annual kiln shutdown for maintenance activities in Q4 2024, ahead of the initial plan of Q1 2025. The Company will replace the kiln refractory before the start of the rainy season in order to optimize annual output and operational efficiency. The shutdown is planned to occur in late November and early December for between 19 to 22 days. days.

The information provided within this release should be read in conjunction with Largo's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024 and 2023 and its management's discussion and analysis ("MD&A") for the three and nine months ended September 30, 2024 which are available on our website at www.largoinc.com or on the Company's respective profiles at www.sedarplus.com and www.sec.gov.

About Largo

Largo is a globally recognized vanadium company known for its high-quality VPURETM and VPURE+TM products, sourced from its Maracás Menchen Mine in Brazil. The Company is currently focused on ramping up its ilmenite concentrate plant and is undertaking a strategic evaluation of its U.S.-based clean energy business, including its advanced VCHARGE vanadium battery technology to maximize the value of the organization. Largo's strategic business plan centers on maintaining its position as a leading vanadium supplier with a growth strategy to support a low-carbon future.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

###

Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 3

For further information, please contact:

Investor Relations
Alex Guthrie
Director, Investor Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; the future price of commodities; costs of future activities and operations, including, without limitation, the effect of inflation and exchange rates; the effect of unforeseen equipment maintenance or repairs on production; timing of ilmenite production; the ability to produce high purity V2O5 and V2O3 according to customer specifications; the extent of capital and operating expenditures; the ability of the Company to make improvements on its current short-term mine plan; the impact of global delays and related price increases on the Company's global supply chain and future sales of vanadium products; and the timing of annual kiln maintenance and its impact on production and inventories.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5 and other vanadium products, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to Largo Clean Energy, specially in respect of the installation and commissioning of the EGPE project; the availability of financing for operations and development; the availability of funding for future capital expenditures; the ability to replace current funding on terms satisfactory to the Company; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the Company's ability to procure equipment, services and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the accuracy of the Company's mine plan at the Maracás Menchen Mine, the competitiveness of the Company's vanadium redox flow battery ("VRFB") technology; the ability to obtain funding through government grants and awards for the Green Energy sector, the accuracy of cost estimates and assumptions on future variations of VCHARGE battery system design, that the Company's current plans for ilmenite and VRFBs can be achieved; the Company's "two-pillar" business strategy will be successful; the Company's ability to protect and develop its technology; the Company's ability to maintain its IP; the competitiveness of the Company's product in an evolving market; the Company's ability to market, sell and deliver VCHARGE batteries on specification and at a competitive price; the Company's ability to successfully deploy VCHARGE batteries in foreign jurisdictions; the Company's ability to secure the required resources to build and deploy VCHARGE batteries, and the adoption of VRFB technology generally in the market; the Company's sales and trading arrangements will not be affected by the evolving sanctions against Russia; and the Company's ability to attract and retain skilled personnel and directors; and the ability of management to execute strategic goals.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A which also apply.

Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 4

Trademarks are owned by Largo Inc.

Non-GAAP[6] Measures

The Company uses certain non-GAAP measures in this press release, which are described in the following section. Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS, the Company's GAAP, and might not be comparable to similar financial measures disclosed by other issuers. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management believes that non-IFRS financial measures, when supplementing measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Revenues Per Pound

This press release refers to revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold, which are non-GAAP financial measures that are used to provide investors with information about a key measure used by management to monitor performance of the Company.

These measures, along with cash operating costs, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold to revenues and the revenue information presented in note 19 as per the Q3 2024 unaudited condensed interim consolidated financial statements.

	Three months ended		Nine months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Revenues - V2O5 produced[1]	$12,884	$25,268	$47,175	$90,352
V2O5 sold - produced (000s lb)	2,142	3,017	7,279	9,898
V2O5 revenues per pound of V2O5 sold - produced ($/lb)	$6.01	$8.38	$6.48	$9.13

Revenues - V2O5 purchased[1]	$-	$2,066	$988	$7,531
V2O5 sold - purchased (000s lb)	-	309	176	1,014
V2O5 revenues per pound of V2O5 sold - purchased ($/lb)	$-	$6.69	$5.61	$7.43

Revenues - V2O5[1]	$12,884	$27,334	$48,163	$97,883
V2O5 sold (000s lb)	2,142	3,326	7,455	10,912
V2O5 revenues per pound of V2O5 sold ($/lb)	$6.01	$8.22	$6.46	$8.97

Revenues - V2O3 produced[1]	$958	$3,734	$7,896	$7,575
V2O3 sold - produced (000s lb)	89	308	839	619
V2O3 revenues per pound of V2O3 sold - produced ($/lb)	$10.76	$12.12	$9.41	$12.24

Revenues - V2O3 purchased[1]	$-	$-	$-	$1,155

Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 5

	Three months ended		Nine months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
V2O3 sold - purchased (000s lb)	-	-	-	88
V2O3 revenues per pound of V2O3 sold - purchased ($/lb)	$-	$-	$-	$13.13

Revenues - V2O3[1]	$958	$3,734	$7,896	$8,730
V2O3 sold (000s lb)	89	308	839	707
V2O3 revenues per pound of V2O3 sold ($/lb)	$10.76	$12.12	$9.41	$12.35

Revenues - FeV produced[1]	$11,519	$11,750	$34,678	$46,408
FeV sold - produced (000s kg)	555	444	1,636	1,591
FeV revenues per kg of FeV sold - produced ($/kg)	$20.75	$26.46	$21.20	$29.17

Revenues - FeV purchased[1]	$1,814	$1,058	$4,766	$1,386
FeV sold - purchased (000s kg)	84	39	222	50
FeV revenues per kg of FeV sold - purchased ($/kg)	$21.60	$27.13	$21.47	$27.72

Revenues - FeV[1]	$13,333	$12,808	$39,444	$47,794
FeV sold (000s kg)	639	483	1,858	1,641
FeV revenues per kg of FeV sold ($/kg)	$20.87	$26.52	$21.23	$29.12

Revenues[1]	$27,175	$43,876	$95,503	$154,407
V2O5 equivalent sold (000s lb)	4,324	5,259	14,478	17,177
Revenues per pound sold ($/lb)	$6.28	$8.34	$6.60	$8.99

1. As per note 19 of the Company's Q3 2024 unaudited condensed interim consolidated financial statements.

Cash Operating Costs Excluding Royalties and Adjusted Cash Operating Costs Excluding Royalties

This press release refers to cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound, which are non-GAAP ratios based on cash operating costs, cash operating costs excluding royalties and adjusted cash operating costs excluding royalties, which are non-GAAP financial measures, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to its plan and prior periods, and to also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs.

Cash operating costs excluding royalties is calculated as cash operating costs less royalties. Adjusted cash operating costs excluding royalties is calculated as cash operating costs excluding royalties less write-downs of produced products.

Cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound are obtained by dividing cash operating costs, cash operating costs excluding royalties and adjusted cash operating costs excluding royalties, respectively, by the pounds of vanadium equivalent sold that were produced by the Maracás Menchen Mine.

Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 6

Cash operating costs, cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound, along with revenues, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of cash operating costs, cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound for the Maracás Menchen Mine to operating costs as per the Q3 2024 unaudited condensed interim consolidated financial statements.

Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 7

	Three months ended		Nine months ended

	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Operating costs[1]	$29,538	$42,580	$115,624	$131,540
Professional, consulting and management fees[2]	463	747	1,401	2,215
Other general and administrative expenses[3]	351	408	936	1,032
Less: ilmenite costs[1]	(3,579)	-	(4,668)	-
Less: iron ore costs[1]	(81)	(145)	(483)	(638)
Less: conversion costs[1]	(1,982)	(1,413)	(6,023)	(5,551)
Less: product acquisition costs[1]	(1,537)	(5,449)	(4,897)	(13,380)
Less: distribution costs[1]	(2,275)	(2,202)	(5,817)	(6,174)
Less: inventory write-down[4]	(1,002)	(978)	(1,468)	(1,661)
Less: depreciation and amortization expense[1]	(5,338)	(6,003)	(18,811)	(19,456)
Cash operating costs	$14,558	$27,545	$75,794	$87,927
Less: royalties[1]	(1,935)	(2,024)	(5,422)	(6,919)
Cash operating costs excluding royalties	$12,623	$25,521	$70,372	$81,008
Less: vanadium inventory write-down[5]	(166)	-	(11,380)	-
Adjusted cash operating costs excluding royalties	$12,457	$25,521	$58,992	$81,008
Produced V2O5 sold (000s lb)	4,050	4,693	13,579	15,434
Cash operating costs per pound ($/lb)	$3.59	$5.87	$5.58	$5.70
Cash operating costs excluding royalties per pound ($/lb)	$3.12	$5.44	$5.18	$5.25
Adjusted cash operating costs excluding royalties per pound ($/lb)	$3.08	$5.44	$4.34	$5.25

Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 8

1. As per note 20 of the Company's Q3 2024 unaudited condensed interim consolidated financial statements.

2. As per the Mine properties segment in note 16 of the Company's Q3 2024 unaudited condensed interim consolidated financial statements.

3. As per the Mine properties segment in note 16 of the Company's Q3 2024 unaudited condensed interim consolidated financial statements, less the increase in legal provisions of $1.1 million (for the nine months ended September 30, 2024) as noted in the "other general and administrative expenses" section on page 6 of the Company's Q3 2024 management's discussion and analysis.

4. As per note 5 of the Company's Q3 2024 unaudited condensed interim consolidated financial statements for ilmenite finished products and warehouse supplies, and including a write-down of vanadium purchased products of $nil and $nil for the three and nine months ended September 30, 2024 ($nil and $nil  in the same prior year periods).

5. As per note 5 of the Company's Q3 2024 unaudited condensed interim consolidated financial statement for vanadium finished products, excluding amounts in note 4 above for vanadium purchased products.

EBITDA and Adjusted EBITDA

This press release refers to earnings before interest, tax, depreciation and amortization, or "EBITDA", and adjusted EBITDA, which are non-GAAP financial measures, in order to provide investors with information about key measures used by management to monitor performance. EBITDA is used as an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Adjusted EBITDA removes the effect of inventory write-downs, impairment charges (including write-downs of vanadium assets), insurance proceeds received, movements in legal provisions, non-recurring employee settlements and other expense adjustments that are considered to be non-recurring for the Company. The Company believes that by excluding these amounts, which are not indicative of the performance of the core business and do not necessarily reflect the underlying operating results for the periods presented, it will assist analysts, investors and other stakeholders of the Company in better understanding the Company's ability to generate liquidity from its core business activities.

EBITDA and adjusted EBITDA are intended to provide additional information to analysts, investors and other stakeholders of the Company and do not have any standardized definition under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures exclude the impact of depreciation, costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operating activities as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

The following table provides a reconciliation of EBITDA and adjusted EBITDA to net income (loss) as per the Q3 2024 unaudited condensed interim consolidated financial statements.

Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 9

	Three months ended		Nine months ended

	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Net loss	$(10,086)	$(11,884)	$(37,575)	$(19,057)
Foreign exchange gain (loss)	(1,086)	606	3,957	1,006
Share-based payments	775	336	1,183	(593)
Finance costs	2,483	3,454	7,100	6,861
Interest income	(255)	(546)	(1,431)	(1,738)
Income tax expense (recovery)	26	10	(2,842)	48
Deferred income tax (recovery) expense	(1,871)	(2,870)	(11,542)	333
Depreciation[1]	5,578	6,808	20,470	21,857
EBITDA	$(4,436)	$(4,086)	$(20,680)	$8,717
Inventory write-down[2]	1,168	978	12,848	1,661
Write-down of vanadium assets	982	1,102	1,197	1,327
Write-down of mine properties, plant and equipment[3]	973	-	1,092	-
Movement in legal provisions[4]	158	428	1,130	777
Adjusted EBITDA	$(1,155)	$(1,578)	$(4,413)	$12,482
Less: Clean Energy Adjusted EBITDA	3,428	3,988	7,439	14,658
Less: LPV Adjusted EBITDA	87	264	484	676
Mining Operations Adjusted EBITDA	$2,360	$2,674	$3,510	$27,816

1. As per the consolidated statements of cash flows in the Company's Q3 2024 unaudited condensed interim consolidated financial statements.

2. As per note 5 of the Company's Q3 2024 unaudited condensed interim consolidated financial statements.

3. As per note 6 of the Company's Q3 2024 unaudited condensed interim consolidated financial statements.

4. As per the "non-recurring items" section on page 7 of the Company's Q3 2024 management's discussion and analysis.

Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 10

	Three months ended		Nine months ended

	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Clean Energy
Net loss[1]	$(4,436)	$(4,594)	$(9,599)	$(16,486)
Foreign exchange gain (loss)[1]	1	9	18	31
Finance costs[1]	8	12	32	44
Depreciation[2]	26	585	1,018	1,753
Clean Energy EBITDA	$(4,401)	$(3,988)	$(8,531)	$(14,658)
Write-down of mine properties, plant and equipment[3]	973	-	1,092	-
Clean Energy Adjusted EBITDA	$(3,428)	$(3,988)	$(7,439)	$(14,658)

1. As per note 16 of the Company's Q3 2024 unaudited condensed interim consolidated financial statements.

2. Included in depreciation amount shown in table above.

3. As per note 6 of the Company's Q3 2024 unaudited condensed interim consolidated financial statements.

	Three months ended		Nine months ended

	September 30,2024	September 30, 2023	September 30, 2024	September 30, 2023

LPV
Net loss[1]	$(1,066)	$(1,394)	$(1,733)	$(2,039)
Foreign exchange gain (loss)[1]	(22)	2	3	(52)
Finance costs[1]	19	26	62	88
Interest income[1]	-	-	(13)	-
LPV EBITDA	$(1,069)	$(1,366)	$(1,681)	$(2,003)
Write-down of vanadium assets[1]	982	1,102	1,197	1,327
LPV Adjusted EBITDA	$(87)	$(264)	$(484)	$(676)

1. As per note 16 of the Company's Q3 2024 unaudited condensed interim consolidated financial statements.

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[1] Cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, revenues per pound per pound sold, adjusted EBITDA and mining operations adjusted EBITDA are reported on a non-GAAP basis. Refer to the "Non-GAAP Measures" section of this press release.

[2] Defined as current assets less current liabilities per the consolidated statements of financial position.

[3] Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

[4] Fastmarkets.

[5] Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

[6] GAAP - Generally Accepted Accounting Principle.